John Hancock Tax-Advantaged Global Shareholder Yield Fund

601 Congress Street

Boston, Massachusetts 02210

October 4, 2012

VIA EDGAR

Brion R. Thompson, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	John Hancock Tax-Advantaged Global Shareholder Yield Fund

File Nos. 333-181288 and 811-22056

Dear Mr. Thompson:

We have received the Staff’s comments on the registration statement filed on Form N-2 on May 9, 2012 for John Hancock Tax-Advantaged Global Shareholder Yield Fund (the “Fund”). The Staff’s comments were received in the form of a letter dated June 8, 2012. We initially responded to these comments in the form of a comment response letter dated August 2, 2012. Since the comment response letter was filed, we have been discussing with you the addition of disclosure to clarify the Fund’s investment objective. We respectfully submit this supplemental response letter on behalf of the Fund to address that final outstanding comment. Below is the additional language (shown underlined) that we will include in the defnitive prospectus and prospectus supplement to be filed in accordance with Rule 497 of the Securities Act of 1933, as amended.

“Investment Objective. The Fund’s investment objective is to provide total return consisting of a high level of current income and gains and long term capital appreciation. In pursuing its investment objective of total return, the Fund will seek to emphasize high current income. In pursuing its investment objective, the Fund seeks to achieve favorable after-tax returns for its shareholders by seeking to minimize the U.S. federal income tax consequences on income and gains generated by the Fund. There can be no assurance that the Fund will achieve its investment objective. …”

Thank you for your attention to this matter. If you have any questions, I may be reached at 617-663-3872.

Sincerely,

/s/ Kinga Kapuscinski
Kinga Kapuscinski